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                               October 6, 2020

       Stephen Girsky
       Chief Executive Officer
       VectoIQ Acquisition Corp. II
       1354 Flagler Drive
       Mamaroneck, NY 10543

                                                        Re: VectoIQ Acquisition
Corp. II
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted September
17, 2020
                                                            CIK No. 0001823884

       Dear Mr. Girsky:

              We have reviewed your draft registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

       DRS submitted September 17, 2020

       Risk Factors
       Our amended and restated certificate of incorporation will provide . . .., page 35

   1. We note your disclosure here and on page 106 that the Court of Chancery in the State of
                                                        Delaware is the
exclusive forum for certain litigation, including any derivative action. Please disclose
whether this provision applies to actions arising under the
                                                        Securities Act or
Exchange Act. In that regard, we note that Section 27 of the Exchange
                                                        Act creates exclusive
federal jurisdiction over all suits brought to enforce any duty or liability created by
the Exchange Act or the rules and regulations thereunder, and Section
                                                        22 of the Securities
Act creates concurrent jurisdiction for federal and state courts over all suits brought to
enforce any duty or liability created by the Securities Act or the rules and
 Stephen Girsky
VectoIQ Acquisition Corp. II
October 6, 2020
Page 2
      regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly.
       You may contact Babette Cooper at 202-551-3396 or Wilson Lee at 202-551-3468 if you
have questions regarding comments on the financial statements and related matters. Please contact Brigitte Lippmann at 202-551-3713 or Joel Parker at 202-551-3651 with any other questions.



                                                            Sincerely,
FirstName LastNameStephen Girsky
                                                            Division of
Corporation Finance
Comapany NameVectoIQ Acquisition Corp. II
                                                            Office of Real
Estate & Construction
October 6, 2020 Page 2
cc:       Jason T. Simon, Esq.
FirstName LastName